                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No.  )*




                        First Carolina Investors, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, no par value per share
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  319420105
  -----------------------------------------------------------------------------
                               (Cusip Number)


                                James Traynor
                      5224 Providence Country Club Drive
               Charlotte, North Carolina 28277; (704) 846-1066
  -----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                Not Applicable
  -----------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / X /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       This Document contains 5 Pages.
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
       CUSIP NO.   319420105                           SCHEDULE 13D             PAGE 2 OF 5 PAGES
                   ---------------                                                  --   --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       H. Thomas Webb III

   2   CHECK THE APPROPRIATE BOX IF A
       MEMBER OF A GROUP*
                                                                       (a)   /  /

                                                                       (b)   /  /
   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       PF

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  /  /

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

                      Number                 7   SOLE VOTING POWER         56,000
                        of
                      Shares                 8   SHARED VOTING
                   Beneficially                  POWER                     -0-
                     Owned By
                       Each                  9   SOLE DISPOSITIVE
                    Reporting                    POWER                     56,000
                     Person
                      With                  10   SHARED
                                                 DISPOSITIVE POWER         -0-


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON

                      56,000

  12   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES*

                      /  /

  13   PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW (11)

                       5.01%

  14   TYPE OF REPORTING PERSON*

                        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

                        FIRST CAROLINA INVESTORS, INC.
                        ------------------------------

ITEM 1.  Security and Issuer.
         -------------------

        This Statement relates to the shares of common stock, no par value per share ("Shares"), of First Carolina Investors, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 5224 Providence Country Club Drive, Charlotte, North Carolina 28277.

ITEM 2.  Identity and Background.
         -----------------------

        The name of the person filing this Statement is H. Thomas Webb III whose business address is 5224 Providence Country Club Drive, Charlotte, North Carolina 28277. Mr. Webb is President and a Director of the Issuer (see Item 1 for name and address of the Issuer).

        During the last five years, Mr. Webb has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Webb is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

        Mr. Webb used an aggregate of $243,107.75 to purchase the Shares beneficially owned by him. The source of funds used for the purchase of the Shares by Mr. Webb were personal funds.

ITEM 4.  Purpose of Transaction.
         -----------------------

        Mr. Webb has purchased his Shares for investment purposes. Mr. Webb intends to continue to evaluate his investment in the Shares. Mr. Webb may make additional purchases of Shares in open market or in privately negotiated transactions. Any purchase will depend upon Mr. Webb's evaluation of his investment in the Shares, upon the amounts and prices of available Shares and upon other relevant circumstances.

        Except as described in this Statement, Mr. Webb does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or


                              Page 3 of 5 Pages

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any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business, or corporate structure; (vii) changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to cease to be listed on a national securities exchange; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

        Mr. Webb reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.   Interest in Securities of the Issuer.
          -------------------------------------

        Mr. Webb owns in the aggregate 56,000 Shares (5.01% of the Shares outstanding)1, as to which he has sole voting and investment power with respect to the Shares. Mr. Webb does not beneficially own any Shares other than as disclosed. The number of Shares beneficially owned includes Mr. Webb's option to purchase 30,000 Shares. Mr. Webb has not purchased Shares within the sixty
(60) days prior to the event requiring the filing of this Statement. Mr. Webb's percentage ownership increased as a result of the Issuer's repurchase of outstanding Shares, thereby reducing the number of outstanding Shares.


- ----------------
1 This percentage is based on the number of Shares outstanding at April 11, 1995, 1,088,845.


ITEM 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
          Respect to Securities of the Issuer.
          ------------------------------------

          None.

ITEM 7.   Material to be Filed as Exhibits.
          ---------------------------------

          None.


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                                  SIGNATURE
                                  ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: April 12, 1995
                                        /s/ H. Thomas Webb III
                                        ------------------------
                                        H. Thomas Webb III



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